TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES ANNOUNCES DRILLING PROGRAM UPDATE,
FAIRBANKS, ALASKA

For Immediate Release: April 8, 2004 Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) announces that 2680 feet of reverse circulation drilling has been completed on the first phase of our gold exploration program on the West Ridge property.

To date, a total of six holes, of the proposed 15 hole drilling program, have been completed to test the targets outlined by last years trenching, sampling and geophysical work. The last three holes were designed to test the intrusive and EM conductors outlined by the State Airborne Geophysical survey. Three of the holes hit intrusive rock as well as schist, sulphide mineralization, with quartz veining, which was present in all six holes. The samples have been submitted to ALF Chemex Labs in Vancouver for assays.

Avalon Development consultant, Curt Freeman, states, “Most of the drilling intersected favourable rock at or near the surface and more pervasive mineralization at greater depths.”

The West Ridge property is 100% owned by Teryl Resources Corp. and is less than 8 kilometres from Kinross’ original 4 million ounce gold deposit. The property is located in the Tintina Gold Belt where a total of 24 million ounces of gold have been discovered in eight separate deposits. Teryl Resources Corp. discovered an intrusive mass on the Old Glory zone, which intersected a highly oxidized zone containing up to 2.98 grams of gold per ton (0.1 ounces of gold per ton).

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact: John Robertson
Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.